UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
----
    ACT OF 1934


For the fiscal year ended December 31, 2005
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
----
    ACT OF 1934



For the transition period from                      to
                              ---------------------    ---------------------



Commission file number 2-88284
                       -------





                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                 ----------------------------------------------
                            (Full title of the plan)



                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the
          Securities and Exchange Commission
          relative to this report should be
          forwarded to:



                                            Paul W. Schmidt
                                            Controller
                                            General Motors Corporation
                                            300 Renaissance Center
                                            Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                Page No.
    ----------------------------------------------               ---------

   The General Motors Personal Savings Plan for
     Hourly-Rate Employees in the United States:
      Report of Independent Registered Public Accounting Firm          3
      Statements of Assets Available for Benefits as of
        December 31, 2005 and 2004                                     4
      Statement of Changes in Assets Available for
        Benefits for the Year Ended December 31, 2005                  5
      Notes to Financial Statements                                    6
      Supplemental Schedule, Form 5500 Schedule H, Part IV,
        Line 4i - Schedule of Assets (Held at End of Year)
        as of December 31, 2005                                       14

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


(b) EXHIBIT
    -------

   Exhibit 23 - Consent of Independent Registered Public Accounting Firm





                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              ------------------------------
                                                      (Name of Plan)


Date     June 29, 2006                    By:
         -------------


                                              /s/G. Richard Wagoner, Jr.
                                              --------------------------
                                              (G. Richard Wagoner, Jr.
                                               Chairman of the Board
                                               of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States

We have audited the accompanying statements of assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche LLP
------------------------
DELOITTE & TOUCHE LLP
Detroit, MI
June 27, 2006

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2005 AND 2004

                                                2005            2004
                                                ----            ----
                                               (dollars in thousands)
ASSETS:

Investment in General Motors Savings
  Plans Master Trust (Note D):
  Investments - at estimated fair value   $8,255,375       $8,462,573
  Loans                                      428,452          426,167

Employee contribution receivable               6,108            3,960
                                           ---------        ---------
   Total assets                            8,689,935        8,892,700
                                           ---------        ---------


ASSETS AVAILABLE FOR BENEFITS             $8,689,935       $8,892,700
                                           =========        =========




Reference should be made to the Notes to Financial Statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005 (dollars in thousands)



ADDITIONS:

  Net investment gain from General
   Motors Savings Plans Master
   Trust (Note D)                             $127,184

  Employee contributions                       452,044
                                               -------

  Total additions                              579,228


DEDUCTIONS-

  Distributions to participants               (800,568)

NET TRANSFERS IN (Note E)                       18,575
                                               -------

NET DECREASE                                  (202,765)

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          8,892,700
                                             ---------

  End of year                               $8,689,935
                                             =========



Reference should be made to the Notes to Financial Statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                          NOTES TO FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2005 AND 2004 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2005

A. THE PLAN

   Following is a brief description of the Plan that is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

   GENERAL - General Motors Corporation (the "Corporation" or "GM") and certain unions have established The General Motors Personal Savings Plan ("PSP") for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan. Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. Except for purposes of investment of Plan assets, the Investment Funds Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees, and committees, with authority delegated from the Plan fiduciary, controls and manages the non-investment operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). This plan is subject to the provisions of ERISA.

   PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation ("an Eligible Employee") may elect to contribute to the Plan as follows in accordance with provisions and within the applicable Federal limits.

   o On a pre-tax basis ("Deferred Savings"), an amount of Eligible Earnings which is the lesser of (1) $14,000 for 2005 or (2) up to 60% for 2005 of the Employee's Eligible Earnings for a calendar year.

   o On an after-tax basis ("After-Tax Savings"), up to 60% for 2005 of an Employee's Eligible Earnings as defined in the Plan.

   o In lieu of receiving a distribution from The General Motors Profit Sharing Plan for Hourly-Rate Employees in the United States, an Employee may elect to have the Corporation contribute, as Deferred Savings to the extent permissible under tax law, up to 100%, in 1% increments, of any such amount, which vests immediately.

   o In lieu of receiving a Suggestion Award Payment from the Corporation, an Employee may elect to have the Corporation contribute up to 100%, in 1%increments, of their Suggestion Award Payment as Deferred Savings and/or After-Tax Savings to the extent permissible under tax law.

   o An Eligible Employee age 50 or older, or who will attain age 50 by the end of the calendar year, is eligible to make catch-up contributions to their account. A catch-up contribution may only be made on a "pre-tax" basis up to the annual limit ($4,000 in 2005) set forth by the Internal Revenue Service (the IRS), and only after a tax law limit has been reached, such as the 401(k) annual contribution limit ($14,000 in 2005).

   An employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the Plan's investment options with the exception of those funds which are restricted from new contributions as described in the Plan. As such, Participants are permitted to self-direct 100% of Employee contributions in any of the Plan's investment options.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   An Employee also may elect to combine the first two contribution methods disclosed above (pre-tax and after-tax contributions), provided that the sum of these contributions does not total more than 60% of Eligible Earnings for any calendar year. The sum of all five of the above described methods of contributions are considered "employee contributions". Employee contributions may only exceed 60% of Eligible Earnings by an amount equal to any combination of (1) the payout under the Profit Sharing Plan, (2) the Suggestion Award Payment, and (3) the catch-up contributions.

   EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation may contribute an amount equal to a certain percent (based on local units competitive hire agreements) of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time the participant may transfer such assets to other available investment options. Forfeitures, if any, are used to offset future employer contributions. There were no employer contributions made in 2005.

   VESTING - Assets derived from employee contributions vest immediately upon allocation to the employee's account.

   FUND EXCHANGES - Participants may exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day").

   REDEMPTION FEES - From time to time, certain funds within the Plan may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses as well as the Plan prospectus which contains additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds' performance and shareholders by discouraging frequent trading in response to short-term market fluctuations.

   PARTICIPANT LOANS - Participants may borrow once per year from both their pre-tax savings and after-tax savings and any related earnings. The amount and terms of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end established by the Wall Street Journal and will apply to all new loans issued. Loan repayments are generally made through after-tax payroll deductions and are invested in the same investment options that the participant originally selected for their savings contributions. Interest paid on a Plan loan is credited back to the borrowing employee's account in the Plan. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participant's accounts. Balances of participant loans were $428 million and $426 million as of December 31, 2005 and 2004, respectively.

   PARTICIPANT WITHDRAWALS - A participant may withdraw Deferred Savings in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, After-Tax Savings may be withdrawn at any time, however, Deferred Savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The reason for a hardship distribution must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution.

   PAYMENT OF BENEFITS - Upon termination of employment, a participant may elect to leave his or her assets in the plan or take a distribution in accordance with plan provisions equal to the value of the participant's vested assets in his or her account.

   PLAN ADMINISTRATION - The Corporation pays certain costs of Plan administration.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   INVESTMENT OPTIONS - An Employee's contributions will be invested at the Employee's direction, in 1% increments, in any of the investment options available in the Plan, of which there are approximately 70.

   DESCRIPTION OF THE COMPANY STOCK FUND:

   General Motors $1-2/3 Par Value Common Stock Fund - Under this investment option, the Trustee invests contributions primarily in General Motors common stock. Each unit represents a proportionate interest in all of the assets of the GM Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the GM Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. To the extent consistent with applicable law, the Trustee will not exercise voting rights with respect to those shares for which direction has not been received by the required deadline.


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

   o Investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts, plus credited earnings, that are net of expenses charged to synthetic contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

   o  Distribution to participants are recorded upon distribution.

   USE OF ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES - The Plan and master trust utilize various investment instruments including U.S. Government Securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


C. INVESTMENTS

   All of the investments in the Plan are held in the General Motors Savings Plans Master Trust (the "Master Trust") as more fully described in Note D. The investment in the Master Trust is both participant-directed and non-participant directed.

   The synthetic guaranteed investment contracts ("Contracts") owned by the Plan and held in the Master Trust are recorded at contract value and are fully benefit-responsive in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". The Contracts are included in the financial statements at contract value as reported to the Master Trust by the insurance company. Contract value represents contributions and withdrawals made under the investment Contracts, plus credited earnings, that are net of expenses charged to the synthetic contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value of such Contracts approximates fair value as of December 31, 2005 and 2004. Synthetic guaranteed investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer.

   The Contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the Contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The crediting rate of the synthetic investment contracts as of December 31, 2005 and 2004 was approximately 5.30% and 4.79%, respectively. The wrappers are entered into by the Master Trust to stabilize the income generation of the Fund.

   The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.7 % and 4.5% for the year ended December 31, 2005 and 2004, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

D. THE MASTER TRUST

   The Corporation established the Master Trust pursuant to a trust agreement between the Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

   Employee benefit plans participating in the Master Trust as of December 31, 2005 include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  General Motors Income Security Plan for Hourly-Rate Employees

   Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

   As of December 31, 2005 and 2004, the Plan had approximately 43% and 41% interest in the Master Trust, respectively.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


The net assets available for benefits of the Master Trust at December 31, 2005 and 2004 are summarized as follows (dollars in thousands):

   ASSETS:                                                 2005        2004
                                                        -------     -------
     Investments at fair value:
      General Motors Corporation $1-2/3 par
        value common stock                           $1,408,635  $3,205,807
      Electronic Data Systems common stock               42,138      50,565
      Delphi Corporation common stock                               154,272
      News Corporation Preferred ADS                     52,867      90,707
      DIRECTV Group common stock                        214,317     369,937
      Raytheon common stock                              64,961      78,749
                                                      ---------   ---------
        Total common stock                            1,782,918   3,950,037

      Mutual funds                                    7,715,576   7,157,159
      Common and collective trusts                    3,346,582   3,263,963
      Loan funds                                        661,909     673,653
      Other                                             103,905     137,688
                                                     ----------  ----------
     Total investments at fair value                 13,610,890  15,182,500

     Investments at contract value-
      Guaranteed investment contracts                 6,628,191   6,542,452
                                                     ----------  ----------

     Total investments                               20,239,081  21,724,952

     Receivables-
      Accrued investment income                              95          81
                                                     ----------  ----------
      Total receivables                                      95          81
                                                     ----------  ----------
        Total assets                                $20,239,176 $21,725,033
                                                     ==========  ==========

   LIABILITIES-

     Due to broker for securities purchased               2,203       1,590
                                                     ----------  ----------

   NET ASSETS AVAILABLE FOR BENEFITS                $20,236,973 $21,723,443
                                                     ==========  ==========

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   The net investment loss of the Master Trust for the year ended December 31, 2005 is summarized as follows (dollars in thousands):


Income from guaranteed investment contracts            $333,792
Interest                                                 31,773
Dividends                                               152,276
Net appreciation (depreciation) in
 fair value of investments:
   General Motors Corporation $1-2/3
      par value common stock                         (1,378,802)
   Other common stock                                  (188,114)
   Mutual funds                                         737,103
   Common and collective trusts                         243,497
                                                       --------
     Total net depreciation                            (586,316)
                                                       --------
   Total net investment loss                           $(68,475)
                                                       ========

E. TRANSFERS

   On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Personal Savings Plan (the "Delphi Plan"), modeled after the GM Plan. On May 28, 1999, for those employees who elected to do so, assets representing Delphi participants' holdings in the GM Plan were transferred and reinvested under the corresponding investment options in the Delphi Plan. As a result of the separation, the Delphi Plan was separated from the GM Plan, and is now administered by Delphi as a separate plan. On a very limited basis, participants may elect to transfer their holdings between the Delphi and GM Plans.

F. TERMINATION

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such Plan termination, if any, would not affect a participant's interest in assets already in the Plan.

G. FEDERAL INCOME TAX STATUS

   By letter dated August 15, 2005, the IRS has determined and informed the Corporation that the Plan is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) and 4975(e) (7) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

H. RELATED PARTY TRANSACTIONS

   The Plan and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Concluded


I. NOTABLE EVENT

   Effective December 15, 2005 the Delphi Common Stock fund was discontinued as an investment option under the Plan, and any remaining assets in the Fund on that date were transferred to the Promark Income Fund. The Plan had a realized loss from the Delphi Common Stock fund of approximately $35 million.

J. SUBSEQUENT EVENTS

   o Effective January 1, 2006, the definition of acceptable reasons for Financial Hardship has been expanded by the Internal Revenue Service to include covered expenses for (1) funeral expenses for deceased parents, spouses, children, or dependents and (2) for repairs to a principal residence due to casualty loss (as provided under IRS regulations).

   o Effective February 7, 2006, the Board of Directors reduced the quarterly dividend on GM $1 2/3 Par Value Common Stock by 50 percent from its prior level of 50 cents per quarter, or $2 per year to 25 cents per quarter, or $1 per year.

   o Effective July 1, 2006, all eligible hourly employees will have the opportunity to participate in the PSP Roth savings feature. The PSP Roth savings feature will allow participants to contribute after-tax dollars and make tax-free withdrawals including all Roth contributions and earnings thereon, if certain provisions are met. As a result of the PSP Roth savings feature, employees will have an additional choice on how their contributions may be allocated to their PSP account.

   o Effective March 30, 2007 the following four RESTRICTED FUNDS will be removed as investment options from the PSP. Any assets in these RESTRICTED FUNDS as of March 30, 2007 will be transferred automatically to the Promark Income Fund.

      - DIRECTV Group Common Stock Fund
      - News Corporation Non-Voting Common Stock Fund
      - Electronic Data Systems Corporation Common Stock Fund
      - Raytheon Company Common Stock Fund

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                    Form 5500, SCHEDULE H, Part IV, Line 4i-
                    Schedule of Assets (Held at End of Year)
                    DECEMBER 31, 2005 (dollars in thousands)


   Identity of Issuer, Borrower, Lessor or Similar Party        Current Value


 * Participant loans, maturing through
   December 31, 2010 with rates ranging
   from 4.0% to 9.5%                                              $428,452
                                                                   =======



 * Denotes parties-in-interest